   As filed with the Securities and Exchange Commission on January 25, 2002
                                                     Registration No. 333-75860
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                              AMENDMENT NO. 1 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                       HOLLIS-EDEN PHARMACEUTICALS, INC.
            (Exact name of registrant as specified in its charter)

                      Delaware                 13-3697002
                   (State or other          (I.R.S. Employer
                   jurisdiction of         Identification No.)
                    incorporation
                  or organization)

                        9333 Genesee Avenue, Suite 200
                          San Diego, California 92121
                                (858) 587-9333
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               -----------------

                               Richard B. Hollis
               Chairman of the Board and Chief Executive Officer
                       HOLLIS-EDEN PHARMACEUTICALS, INC.
                        9333 Genesee Avenue, Suite 200
                          San Diego, California 92121
                                (858) 587-9333
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

                                  Copies to:
                             Eric J. Loumeau, Esq.
                       HOLLIS-EDEN PHARMACEUTICALS, INC.
                        9333 Genesee Avenue, Suite 200
                          San Diego, California 92121
                                (858) 587-9333

                               -----------------

       Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                               -----------------

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -----------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 Subject to Completion, Dated January 25, 2002


PROSPECTUS

                               1,570,641 Shares

                       HOLLIS-EDEN PHARMACEUTICALS, INC.

                                 Common Stock

                               -----------------


   Selling stockholders identified in this prospectus are selling 1,570,641 shares of Hollis-Eden Pharmaceuticals, Inc. common stock. Hollis-Eden will not receive any of the proceeds from the sale of shares by the selling stockholders. Hollis-Eden's common stock is listed on The Nasdaq National Market under the symbol HEPH. The closing sale price of the common stock, as reported on The Nasdaq National Market on January 24, 2002, was $10.58 per share.


   Investing in the common stock involves a high degree of risk. See Risk Factors, beginning on page 1.

                               -----------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------

                 The date of this prospectus is             .

                               TABLE OF CONTENTS

                                                       Page
                                                       ----
                    Hollis-Eden Pharmaceuticals.......   1
                    Use of Proceeds...................   1
                    Risk Factors......................   1
                    Where You Can Get More Information   8
                    Forward-Looking Statements........   8
                    Selling Stockholders..............  10
                    Plan of Distribution..............  11
                    Legal Matters.....................  11
                    Experts...........................  12

   This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information contained in or incorporated by reference in this prospectus. The SEC allows us to incorporate by reference information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

                          HOLLIS-EDEN PHARMACEUTICALS

   Hollis-Eden is a pharmaceutical company in the development stage. We intend to discover, develop and commercialize products for the treatment of a wide array of infectious diseases and immune system disorders including HIV/AIDS, hepatitis, and malaria.

   Hollis-Eden's executive offices are located at 9333 Genesee Avenue, Suite 200, San Diego, California 92121, telephone number (858) 587-9333.

                                USE OF PROCEEDS

   Hollis-Eden will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.

                                 RISK FACTORS

   Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus before you decide to buy our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

If we do not obtain government regulatory approval for our products, we cannot sell our products and we will not generate revenues.

   Our principal development efforts are currently centered around immune regulating hormones, a class of drug candidates which we believe shows promise for the treatment of a variety of infectious diseases and immune system disorders. However, all drug candidates require U.S. FDA and foreign government approvals before they can be commercialized. Neither HE2000, our lead drug candidate, nor any of our other drug candidates have been approved for commercial sale. We expect to incur significant additional operating losses over the next several years as we fund development, clinical testing and other expenses while seeking regulatory approval. While limited clinical trials of our drug candidates have to date produced favorable results, significant additional trials are required, and we may not be able to demonstrate that these drug candidates are safe or effective. If we are unable to demonstrate the safety and effectiveness of a particular drug candidate to the satisfaction of regulatory authorities, the product candidate will not obtain required government approval. If we do not receive FDA or foreign approvals for our products, we will not be able to sell our products and will not generate revenues.

If we do not successfully commercialize our products, we may never achieve profitability.

   We have experienced significant operating losses to date because of the substantial expenses we have incurred to acquire and fund development of our drug candidates. We have never had operating revenues and have never commercially introduced a product. Our accumulated deficit was approximately $59.3 million through September 30, 2001. Our net losses for fiscal years 2000, 1999 and 1998 were $19.5 million, $15.3 million and $5.4 million, and our net loss for the nine months ended September 30, 2001 was $11.1 million. Many of our research and development programs are at an early stage. Potential drug candidates are subject to inherent risks of failure. These risks include the possibilities that no drug candidate will be found safe or effective, meet applicable regulatory standards or receive the necessary regulatory clearances. Even safe and effective drug candidates may never be developed into commercially successful drugs. If we are unable to develop safe, commercially viable drugs, we may never achieve profitability. If we become profitable, we may not remain profitable.

As a result of our intensely competitive industry, we may not gain enough market share to be profitable.

   The biotechnology and pharmaceutical industries are intensely competitive. We have numerous competitors in the United States and elsewhere. Because we are pursuing potentially large markets, our competitors include major, multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Several of these entities have already successfully marketed and commercialized products that will compete with our products, assuming that our products gain regulatory approval. Companies such as Glaxo Wellcome Inc., Merck & Company, Roche Pharmaceuticals, Pfizer Inc. and Abbott Laboratories have significant market shares for the treatment of a number of infectious diseases such as HIV, and Schering AG and Roche Pharmaceuticals are current leaders in hepatitis therapies. In addition, biotechnology companies such as Gilead Sciences Inc., Chiron Corporation and Vertex Pharmaceuticals Inc., as well as many others, have research and development programs in these fields. A large number of companies, including Merck & Company, Pfizer Inc., Pharmacia Corporation, Johnson & Johnson Inc. and Immunex Corporation are also developing and marketing new drugs for the treatment of chronic inflammatory conditions.

   Many of these competitors have greater financial and other resources, larger research and development staffs and more effective marketing and manufacturing organizations than we do. In addition, academic and government institutions have become increasingly aware of the commercial value of their research findings. These institutions are now more likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to develop and market commercial products.

   Our competitors may succeed in developing or licensing technologies and drugs that are more effective or less costly than any we are developing. Our competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates before we do. If competing drug candidates prove to be more effective or less costly than our drug candidates, our drug candidates, even if approved for sale, may not be able to compete successfully with our competitors' existing products or new products under development. If we are unable to compete successfully, we may never be able to sell enough products at a sufficient price that would permit us to generate profits.

We will need to raise additional money before we expect to achieve profitability; if we fail to raise additional money, it would be difficult to continue our business.

   As of September 30, 2001 our cash and cash equivalents totaled approximately $23.2 million. In addition, in December 2001 we completed a private placement of common stock and warrants in which we received net proceeds of approximately $10.7 million. Based on our current plans, we believe these financial resources, and interest earned thereon, will be sufficient to meet our operating expenses and capital requirements at least well into 2003. However, changes in our research and development plans or other events affecting our operating expenses may result in the expenditure of such cash before that time. We will require substantial additional funds in order to finance our drug discovery and development programs, fund operating expenses, pursue regulatory clearances, develop manufacturing, marketing and sales capabilities, and prosecute and defend our intellectual property rights. We intend to seek additional funding through public or private financing or through collaborative arrangements with strategic partners. You should be aware that in the future:

    . we may not obtain additional financial resources when necessary or on terms favorable to us, if at all; and

    .  any available additional financing may not be adequate.

If we cannot raise additional funds when needed or on acceptable terms, we would not be able to continue to develop HE2000 or any of our other product candidates.

If we raise additional money by issuing equity securities, your investment will be diluted.

   If we raise additional funding by issuing more equity securities, the new shares will dilute the voting power of your investment on a percentage basis.

Failure to protect our proprietary technology could impair our competitive position.

   As of the date of this prospectus, we own or have obtained a license to over 60 issued U.S. and foreign patents and over 100 pending U.S. and foreign patent applications. Our success will depend in part on our ability to obtain additional United States and foreign patent protection for our drug candidates and processes, preserve our trade secrets and operate without infringing the proprietary rights of third parties. We place considerable importance on obtaining patent protection for significant new technologies, products and processes. Legal standards relating to the validity of patents covering pharmaceutical and biotechnology inventions and the scope of claims made under such patents are still developing. Our patent position is highly uncertain and involves complex legal and factual questions. The applicant or inventors of subject matter covered by patent applications or patents owned by or licensed to us may not have been the first to invent or the first to file patent applications for such inventions. Due to uncertainties regarding patent law and the circumstances surrounding our patent applications, the pending or future patent applications we own or have licensed may not result in the issuance of any patents. Existing or future patents owned by or licensed to us may be challenged, infringed upon, invalidated, found to be unenforceable or circumvented by others. Further, any rights we may have under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes.

Litigation or other disputes regarding patents and other proprietary rights may be expensive, cause delays in bringing products to market and harm our ability to operate.

   The manufacture, use or sale of our drug candidates may infringe on the patent rights of others. If we are unable to avoid infringement of the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, and fail to successfully defend an infringement action or to have infringing patents declared invalid, we may:

    .  Incur substantial money damages;

    . Encounter significant delays in bringing our drug candidates to market; and/or

    . Be precluded from participating in the manufacture, use or sale of our drug candidates or methods of treatment without first obtaining licenses to do so.

We may not be able to obtain any required license on favorable terms, if at all.

   In addition, if another party claims the same subject matter or subject matter overlapping with the subject matter that we have claimed in a United States patent application or patent, we may decide or be required to participate in interference proceedings in the United States Patent and Trademark Office in order to determine the priority of invention. Loss of such an interference proceeding would deprive us of patent protection sought or previously obtained and could prevent us from commercializing our products. Participation in such proceedings could result in substantial costs, whether or not the eventual outcome is favorable. These additional costs could adversely affect our financial results.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

   In order to protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Existing pricing regulations and reimbursement limitations may reduce our potential profits from the sale of our products.

   The requirements governing product licensing, pricing and reimbursement vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after product licensing approval is granted. As a result, we may obtain regulatory approval for a product candidate in a particular country, but then be subject to price regulations that reduce our profits from the sale of the product. In some foreign markets pricing of prescription pharmaceuticals is subject to continuing government control even after initial marketing approval. In addition, certain governments may grant third parties a license to manufacture our product without our permission. Such compulsory licenses typically would be on terms that are less favorable to us and would have the effect of reducing our profits.

   Varying price regulation between countries can lead to inconsistent prices and some re-selling by third parties of products from markets where products are sold at lower prices to markets where those products are sold at higher prices. This practice of exploiting price differences between countries could undermine our sales in markets with higher prices and reduce the sales of our future products, if any. While we do not have any applications for regulatory approval of our products currently pending, the decline in the size of the markets in which we may in the future sell commercial products could cause the perceived market value of our business and the price of our common stock to decline.

   Our ability to commercialize our products successfully also will depend in part on the extent to which reimbursement for the cost of our products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the prices charged for medical products and services. If we succeed in bringing any of our potential products to the market, such products may not be considered cost effective and reimbursement may not be available or sufficient to allow us to sell such products on a competitive basis.

Delays in the conduct or completion of our clinical trials or the analysis of the data from our clinical trials may result in delays in our planned filings for regulatory approvals, or adversely affect our ability to enter into collaborative arrangements.

   The current status of our drug candidates is as follows:

    . We are conducting Phase II clinical trials with HE2000 in South Africa and Phase I/II clinical trials with HE2000 in the United States for the treatment of HIV/AIDS;

    . We are conducting Phase II clinical trials with HE2000 in Thailand for the treatment of malaria;

    . We are conducting Phase II clinical trials with HE2000 in Singapore for the treatment of Hepatitis B;

    . We are conducting Phase I safety clinical trials with HE2200 in the United States; and

    . We have the right to acquire rights to HE2500, a compound that Aeson Therapeutics is studying in Phase II clinical trials in the United
       States for the treatment of cardiovascular disease and actinic keratosis.

   We may encounter problems with some or all of our completed or ongoing clinical studies that may cause us or regulatory authorities to delay or suspend our ongoing clinical studies or delay the analysis of data from our completed or ongoing clinical studies. If the results of our ongoing and planned clinical studies for our clinical candidates are not available when we expect or if we encounter any delay in the analysis of our clinical studies for our clinical candidates:

    . we may not have the financial resources to continue research and development of any of our product candidates; and

    . we may not be able to enter into collaborative arrangements relating to any product subject to delay in regulatory filing.

   Any of the following reasons could delay or suspend the completion of our ongoing and future clinical studies:

    .  delays in enrolling volunteers;

    .  lower than anticipated retention rate of volunteers in a trial;

    .  unfavorable efficacy results; or

    . serious side effects experienced by study participants relating to the product candidate.

If the manufacturers of our products do not comply with current Good Manufacturing Practices regulations, or cannot produce the amount of products we need to continue our development, we will fall behind on our business objectives.

   An outside manufacturer, Hovione - Soc. Quimica, S.A., is currently our primary producer of our drug candidates. Manufacturers producing our products must follow current Good Manufacturing Practices regulations enforced by the FDA and foreign equivalents. If a manufacturer of our products does not conform to the Good Manufacturing Practices regulations and cannot be brought up to such a standard, we will be required to find alternative manufacturers that do conform. This may be a long and difficult process, and may delay our ability to receive FDA or foreign regulatory approval of our products.

   We also rely on our manufacturers to supply us with a sufficient quantity of our drug candidates to conduct clinical trials. If we have difficulty in the future obtaining our required quantity and quality of supply, we could experience significant delays in our development programs and regulatory process.

Our ability to achieve any significant revenue may depend on our ability to establish effective sales and marketing capabilities.

   Our efforts to date have focused on the development and evaluation of our drug candidates. As we continue clinical studies and prepare for commercialization of our drug candidates, we may need to build a sales and marketing infrastructure. As a company, we have no experience in the sales and marketing of our drug candidates. If we fail to establish a sufficient marketing and sales force or to make alternative arrangements to have our products marketed and sold by others on attractive terms, it will impair our ability to commercialize our product candidates and to enter new or existing markets. Our inability to effectively enter these markets would materially and adversely affect our ability to generate significant revenues.

If we were to lose the services of Richard B. Hollis, or fail to attract or retain qualified personnel in the future, our business objectives would be more difficult to implement, adversely affecting our operations.

   Our ability to successfully implement our business strategy depends highly upon our Chief Executive Officer, Richard B. Hollis. The loss of Mr. Hollis' services could impede the achievement of our objectives. We also highly depend on our ability to hire and retain qualified scientific and technical personnel. The competition for these employees is intense. Thus, we may not be able to continue to hire and retain the qualified personnel needed for our business. Loss of the services of or the failure to recruit key scientific and technical personnel could adversely affect our business, operating results and financial condition.

We may face product liability claims related to the use or misuse of our products, which may cause us to incur significant losses.

   We are currently exposed to the risk of product liability claims due to administration of our product candidates in clinical trials, since the use or misuse of our product candidates during a clinical trial could potentially result in injury or death. If we are able to commercialize our products, we will also be subject to the risk of losses in the future due to product liability claims in the event that the use or misuse of our commercial products results in injury or death. We currently maintain liability insurance on a claims-made basis in an aggregate amount of $5 million. Because we cannot predict the magnitude or the number of claims that may be brought against us in the future, we do not know whether the insurance policies' coverage limits are adequate. The insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. Any claims against us, regardless of their merit, could substantially increase our costs and cause us to incur significant losses.

Trading in our shares could be subject to extreme price fluctuations that could adversely affect your investment.

   The market prices for securities of life sciences companies, particularly those that are not profitable, have been highly volatile, especially recently. Publicized events and announcements may have a significant impact on the market price of our common stock. For example:

    .  biological or medical discoveries by competitors;

    .  public concern about the safety of our product candidates;

    .  unfavorable results from clinical trials;

    .  unfavorable developments concerning patents or other proprietary rights;
       or

    .  unfavorable domestic or foreign regulatory developments;

may have the effect of temporarily or permanently driving down the price of our common stock. In addition, the stock market from time to time experiences extreme price and volume fluctuations which particularly affect the market prices for emerging and life sciences companies, such as ours, and which are often unrelated to the operating performance of the affected companies. For example, our stock price has ranged from $2.12 to $19.25 between January 1, 2000 and January 24, 2002. The table below shows, for the periods indicated, the reported high and low trading prices of our common stock on The Nasdaq National Market.



                     PRICE RANGE
                   ---------------
                    HIGH     LOW
                   ------- -------
CALENDAR YEAR 1999
   First Quarter.. $ 25.50 $ 13.25
   Second Quarter.   18.75   10.00
   Third Quarter..   16.00   11.00
   Fourth Quarter.  18.625   8.625
CALENDAR YEAR 2000
   First Quarter.. $ 19.25 $10.125
   Second Quarter.  17.438    7.75
   Third Quarter..  13.375   7.719
   Fourth Quarter.   9.188    4.00
CALENDAR YEAR 2001
   First Quarter.. $ 6.125 $  2.75
   Second Quarter.    7.99   2.125
   Third Quarter..    7.36    4.01
   Fourth Quarter.   14.25    6.00


   These broad market fluctuations may adversely affect the ability of a stockholder to dispose of his shares at a price equal to or above the price at which the shares were purchased. In addition, in the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against those companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which could materially adversely affect our business, financial condition and results of operations.

Because stock ownership is concentrated, you and other investors will have minimal influence on stockholders' decisions.

   Assuming that outstanding warrants and options have not been exercised, Richard B. Hollis, our Chief Executive Officer, owns approximately 21% of our outstanding common stock. Assuming the exercise of our outstanding warrants and options, Mr. Hollis would own approximately 19% of our outstanding common stock. As a result, Mr. Hollis may be able to significantly influence the management of Hollis-Eden and all matters requiring stockholder approval, including the election of directors. Such concentration of ownership may also have the effect of delaying or preventing a change in control of Hollis-Eden.

                      WHERE YOU CAN GET MORE INFORMATION

   We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Web site at http://www.sec.gov.

   We incorporate by reference the documents listed below, except as modified by this registration statement, and any future filings we will make with the SEC under Section 13 (a), 13(c), 14 or 15 (d) of the Securities Exchange Act of 1934:

    .  Annual Report on Form 10-K for the year ended December 31, 2000;

    . Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001;

    . Notice of Annual Meeting and Proxy Statement for the 2000 Annual Meeting of Stockholders held on June 29, 2001;

    .  Current Reports on Form 8-K filed December 18, 2001; and

    . Our registration statement on Form S-4, No. 333-18725, as amended, which includes a description of our common stock.

   You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

      Hollis-Eden Pharmaceuticals, Inc.
      9333 Genesee Avenue, Suite 200
      San Diego, CA 92121
      Attn: Chief Accounting Officer
      (858) 587-9333

                          FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as ''anticipate,'' ''estimate,'' ''plans,'' ''potential,'' ''projects,'' ''continuing,'' ''ongoing,'' ''expects,'' ''management believes,'' ''we believe,'' ''we intend'' and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.

   You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

    .  failure to achieve positive results in clinical trials;

    .  failure to obtain government regulatory approvals;

    .  competitive factors;

    .  our ability to raise additional capital;

    .  uncertainty regarding our patents and patent rights;

    . relationships with our consultants, academic collaborators and other third-party service providers; and

    .  our ability to enter into future collaborative arrangements.

   You should also consider carefully the statements under ''Risk Factors'' and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

   The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

   We use data and industry forecasts throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information. We do not represent that any such information is accurate.

                             SELLING STOCKHOLDERS

   The following table sets forth the names of the selling stockholders, and the number of shares of common stock owned beneficially by them as of December 14, 2001 which may be offered under the terms of this prospectus. This information is based upon information provided by each selling stockholder. The applicable percentages of ownership are based on an aggregate of 12,895,803 shares issued and outstanding on December 14, 2001. The number of shares beneficially owned by each selling stockholder is determined under rules promulgated by the SEC, and is not necessarily indicative of beneficial ownership for any other purpose. The term selling stockholders includes the stockholders listed below and their transferees, pledges, donees or other successors. Each selling stockholder is offering all of the shares they beneficially own, and assuming they sell every share, will not beneficially own any shares of Hollis-Eden after the offering. None of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with Hollis-Eden or any of its predecessors or affiliates.


                                                                          Percent of Shares
                                                                            Beneficially
                                                            Shares Being   Owned Prior to
Selling Stockholders                                          Offered       the Offering
--------------------                                        ------------  -----------------
Vertical Ventures Investments LLC..........................   550,000(1)         4.2%
Rochdale Investment Management, LLC........................    61,111(2)           *
Jackson Square Partners 2002, L.P..........................   165,000(3)         1.3%
ANDA Partnership...........................................   165,000(4)         1.3%
BlackRock Funds, Micro-Cap Equity Portfolio................   513,334(5)         4.0%
BlackRock Funds, Global Science and Technology Portfolio...   513,334(6)         4.0%
The Lynch Foundation.......................................    30,556(7)           *
Clarion Capital Corporation................................    66,000(8)           *
Clarion Partners, L.P......................................    66,000(9)           *
Clarion Offshore Fund Ltd..................................    22,000(10)          *
H.C. Wainwright & Co., Inc.................................   162,640(11)        1.2%

--------
*     less than 1%
(1)   Includes 50,000 shares issuable upon the exercise of warrants.
(2)   Includes 5,556 shares issuable upon the exercise of a warrant.

(3) Includes 7,500 shares issuable upon the exercise of a warrant. Also includes 75,000 shares owned by ANDA Partnership, and 7,500 shares issuable upon the exercise of a warrant issued to ANDA Partnership. ANDA Partnership is an affiliate of Jackson Square Partners 2002, L.P.


(4) Includes 7,500 shares issuable upon the exercise of a warrant. Also includes 75,000 shares owned by Jackson Square Partners 2002, L.P., and 7,500 shares issuable upon the exercise of a warrant issued to Jackson Square Partners 2002, L.P. Jackson Square Partners 2002, L.P. is an affiliate of ANDA Partnership.

(5) Includes 35,667 shares issuable upon the exercise of a warrant. Also includes 100,000 shares owned by BlackRock Funds, Global Science and Technology Portfolio, and 10,000 shares issuable upon the exercise of a warrant issued to BlackRock Funds, Global Science and Technology Portfolio. BlackRock Funds, Global Science and Technology Portfolio is an affiliate of BlackRock Funds, Micro-Cap Equity Portfolio.
(6) Includes 10,000 shares issuable upon the exercise of a warrant. Also includes 366,667 owned by BlackRock Funds, Micro-Cap Equity Portfolio, and 36,667 shares issuable upon the exercise of a warrant issued to BlackRock Funds, Micro-Cap Equity Portfolio. BlackRock Funds, Micro-Cap Equity Portfolio is an affiliate of BlackRock Funds, Global Science and Technology Portfolio.
(7)   Includes 2,778 shares issuable upon the exercise of a warrant.
(8) Includes 4,000 shares issuable upon the exercise of a warrant. Also includes 20,000 shares owned by Clarion Partners, L.P., and 2,000 shares issuable upon the exercise of a warrant issued to Clarion Partners, L.P. Clarion Partners, L.P. is an affiliate of Clarion Capital Corporation.
(9) Includes 2,000 shares issuable upon the exercise of a warrant. Also includes 40,000 shares owned by Clarion Capital Corporation, and 4,000 shares issuable upon the exercise of a warrant issued to Clarion Capital Corporation. Clarion Capital Corporation is an affiliate of Clarion Partners, L.P.
(10)  Includes 2,000 shares issuable upon the exercise of a warrant.
(11)  All of such shares are issuable upon the exercise of warrants.

                             PLAN OF DISTRIBUTION

   The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

    . on any national securities exchange or quotation service at which the common stock may be listed or quoted at the time of sale, including The Nasdaq National Market;

    .  in the over-the-counter market;

    .  in private transactions;

    .  through options; and

    . by pledge to secure debts and other obligations, or a combination of any of the above transactions.

   If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

   The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be underwriters within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

   Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under rule 144 rather than under the terms of this prospectus. The selling stockholders may transfer, will or gift such shares by other means not described in this prospectus.

   To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

   Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for nine business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934 which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

   We will pay all expenses of this registration. These expenses include the SEC's filing fees and fees under state securities or blue sky laws. We estimate that our expenses in connection with this offering will be approximately $28,000.

                                 LEGAL MATTERS

   Cooley Godward LLP, San Diego, California will pass upon the validity of the issuance of the common stock offered by this prospectus.

                                    EXPERTS

   The financial statements of Hollis-Eden Pharmaceuticals, Inc. as of December 31, 2000 and 1999, and for each of the years ended December 31, 2000, 1999 and 1998, and for the period from August 15, 1994, the day we started doing business, to December 31, 2000, have been audited by BDO Seidman, LLP, as set forth in their report included in our Annual Report on Form 10-K for the year ended December 31, 2000. We incorporate these financial statements by reference into this prospectus in reliance upon such report given upon the authority of BDO Seidman, LLP as experts in accounting and auditing.


   We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of January 24, 2002. You should not assume that this prospectus is accurate as of any other date.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

   The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee and the listing fee are estimated):

                    SEC Registration Fee........... $ 4,178
                    Legal fees and expenses........  20,000
                    Accounting fees and expenses...   2,000
                    Miscellaneous and printing fees   1,822
                                                    -------
                    Total.......................... $28,000
                                                    =======

Item 15.  Indemnification of Officers and Directors.

   Under Section 145 of the Delaware General Corporation Law, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

   The registrant's bylaws provide that the registrant shall indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law. The registrant is also empowered under its bylaws to enter into indemnification contracts with its directors and officers and to purchase insurance on behalf of any person whom it is required or permitted to indemnify. In addition, the registrant is required, subject to certain exceptions, to advance all expenses incurred by any director or executive officer in connection with a completed, pending or threatened action, suit or proceeding upon receipt of an undertaking by such director or executive officer to repay all amounts advanced by the registrant on such person's behalf if it is ultimately determined that such person is not entitled to be indemnified under the bylaws or otherwise.

   The registrant's Certificate of Incorporation provides that to the fullest extent permitted under Delaware law, the registrant's directors will not be personally liable to the registrant and its stockholders for monetary damages for any breach of a director's fiduciary duty. The Certificate of Incorporation does not, however, eliminate the duty of care, and in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director is subject to liability for breach of the director's duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit and for improper distributions to stockholders and loans to directors and officers. This provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

   The registrant maintains directors' and officers' liability insurance.

Item 16.  Exhibits.


Exhibit
  No.                                                 Description
  ---                                                 -----------

  4.1   Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 4.1 to Registrant's
          Registration Statement on Form S-4 (No. 333-18725), as amended (the "Form S-4")).

  4.2   Bylaws of Registrant (incorporated by reference to Exhibit 4.2 to the Form S-4).

  4.3   Certificate of Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 3.4 to
          Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

  4.4   Form of Stock and Warrant Purchase Agreement, dated as of December 11, 2001, between the
          Registrant and the purchasers listed on Schedule I attached thereto.*

  4.5   Form of Warrant, dated December 11, 2001, issued to the purchasers listed on Schedule I attached thereto.*

  4.6   Form of Warrant issued to H.C. Wainwright & Co., Inc. in the amounts and on the dates listed on
          Schedule I attached thereto.*

  5.1   Opinion of Cooley Godward LLP.*

 10.1   Patent License Agreement dated December 1, 1999 between the Registrant and Dr. Roger M. Loria.+

 23.1   Consent of BDO Seidman, LLP.

 23.2   Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.*

 24.1   Power of Attorney. Reference is made to page II-4.*

--------

+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

*  Previously filed.


Item 17.  Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the provisions described in Item 15, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or person controlling the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or person controlling the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made pursuant to this registration statement, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned registrant undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, County of San Diego, State of California, on January 25, 2002.



                                                    /s/  ROBERT W. WEBER

                                          By: _______________________________

                                                      Robert W. Weber


                                                 Vice President-Controller/


                                                  Chief Accounting Officer




   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


         Signature                       Title                         Date
         ---------                       -----                         ----

             *              Chairman of the Board, Chief         January 25, 2002
---------------------------   Executive Officer and Director
     Richard B. Hollis      (Principal Executive Officer)

             *              Chief Operating Officer/Chief        January 25, 2002
---------------------------   Financial Officer
     Daniel D. Burgess      (Principal Financial Officer)

   /S/  ROBERT W. WEBER     Vice President-Controller/Chief      January 25, 2002
---------------------------   Accounting Officer
      Robert W. Weber       (Principal Accounting Officer)

             *              Director                             January 25, 2002
---------------------------
    J. Paul Bagley III

             *              Director                             January 25, 2002
---------------------------
      Leonard Makowka

             *              Director                             January 25, 2002
---------------------------
   Brendan R. McDonnell

             *              Scientific Advisor and Director      January 25, 2002
---------------------------
Thomas Charles Merigan, Jr.

--------------------------- Director
     William H. Tilley

             *              Director                             January 25, 2002
---------------------------
    Salvatore J. Zizza

   /s/  ROBERT W. WEBER
* By: _____________________
      Robert W. Weber
     Attorney-In-Fact

                                 EXHIBIT INDEX


Exhibit
Number                                          Description of Document
------                                          -----------------------

  4.1   Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 4.1 to Registrant's
          Registration Statement on Form S-4 (No. 333-18725), as amended (the "Form S-4")).

  4.2   Bylaws of Registrant (incorporated by reference to Exhibit 4.2 to the Form S-4).

  4.3   Certificate of Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 3.4 to
          Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

  4.4   Form of Stock and Warrant Purchase Agreement, dated as of December 11, 2001, between the
          Registrant and the purchasers listed on Schedule I attached thereto.*

  4.5   Form of Warrant, dated December 11, 2001, issued to the purchasers listed on Schedule I attached thereto.*

  4.6   Form of Warrant issued to H.C. Wainwright & Co., Inc. in the amounts and on the dates listed on
          Schedule I attached thereto.*

  5.1   Opinion of Cooley Godward LLP.*

 10.1   Patent License Agreement dated December 1, 1999 between the Registrant and Dr. Roger M. Loria.+

 23.1   Consent of BDO Seidman, LLP.

 23.2   Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.*

 24.1   Power of Attorney. Reference is made to page II-4.*

--------
+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

*  Previously filed.